UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2025
Commission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________ .

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date March 14, 2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

March 14, 2025
Medellin, Colombia

BANCOLOMBIA S.A. ANNOUNCES DECISIONS ADOPTED IN ITS SHAREHOLDERS' MEETING

Today, in the ordinary General Shareholders' Meeting of Bancolombia S.A. (Bancolombia), the following decisions were adopted with the required majorities:

1.The management report and other reports of management submitted to the shareholders for consideration were approved.
2.The standalone and consolidated financial statements for the 2024 fiscal year were approved with their respective notes, which were duly audited by the Company’s Auditors.
3.The profit distribution proposal was approved.
4.The Financial Consumer Ombudsman was elected for the 2025-2027 term.

The details of the information approved by the shareholders can be accessed in the following link on our website: https://www.grupobancolombia.com/investor-relations/information-interest/shareholders-meetings

The management of Bancolombia certifies that the necessary processes and authorizations were completed to hold the General Shareholders' Meeting. Additionally, management certifies that the decisions adopted fall within the powers of the General Shareholders’ Meeting in accordance with applicable law and the company's bylaws.

Mauricio Botero Wolff	Catalina Tobón Rivera
Strategy and Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950

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